UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision of Nasdaq Hearings Panel to Delist Ordinary Shares of Sono Group N.V.

Sono Group N.V. (the “Company”) (NASDAQ: SEV) today announced that it has received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the Company that the Panel has determined to delist the Company’s ordinary shares from The Nasdaq Stock Market (“Nasdaq”).

The Company received a delist determination letter on July 12, 2023 from the staff of the Listing Qualifications staff (the “Staff”) following the Company’s application for self-administration proceedings pursuant to Section 270 (b) of the German Insolvency Code. The Staff’s delist letter additionally found that the Company failed to meet the filing requirement in Listing Rule 5250(c)(1), as it had failed to file its Form 20-F for the year ended December 31, 2022. On August 28, 2023, the Staff issued an additional delist determination letter for the Company’s failure to meet the minimum bid price requirement in Listing Rule 5450(a)(1) and the audit committee requirement in Listing Rule 5605(c)(2). The Company appealed the Staff’s determination and appeared before the Panel on September 14, 2023.

Trading of the Company’s ordinary shares has been suspended since July 21, 2023. Nasdaq informed the Company that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities Exchange Commission (the “SEC”) following the lapse of applicable appeal periods. The Company does not intend to appeal the Panel’s decision.

Additional information and background on the delist determinations from Nasdaq may be found in the Company’s Form 6-Ks submitted to the SEC on July 18, 2023 and September 1, 2023. Additional information and background on the respective self-administration proceedings of the Company and its subsidiary, Sono Motors GmbH, may be found in the Company’s Form 6-Ks submitted to the SEC on May 15, 2023, May 22, 2023, June 12, 2023, September 7, 2023, September 29, 2023, October 30, 2023 and November 27, 2023.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and Sono Motors GmbH (together with the Company, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ expectations regarding their respective self-administration proceedings, the outcome of which, if they are approved, is uncertain; the companies’ ability to maintain relationships with lenders, suppliers, service providers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with their constrained liquidity position and capital structure; the companies’ ability to access the external funding required to successfully restructure their business, including by successfully fulfilling the conditions precedent to the closing of the planned transaction with YA II PN, Ltd. so as to gain access to the funding offered in such transaction, or otherwise successfully engaging in M&A activities; and the length of time that the companies would operate under their respective self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

December 13, 2023